KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

Consent of independent registered public accounting firm

To the Board of Directors of The Cash Store Financial Services Inc.

We consent to the inclusion in this annual report on Form 40-F of:

─	our Independent Auditors’ Report of Registered Public Accounting Firm dated November 16, 2011, except for the restatement discussed in Note 3, which is as of May 24, 2013, on the consolidated balance sheets of The Cash Store Financial Services Inc. as at September 30, 2011 and 2010, the consolidated statements of operations and comprehensive income, retained earnings and cash flows for the year ended September 30, 2011 and the fifteen months ended September 30, 2010, and notes, comprising a summary of accounting policies and other explanatory information, and

─	our Report of Independent Registered Public Accounting Firm dated November 16, 2011, except for the effect of the material weaknesses described in Management’s Report on Internal Control Over Financial Reporting, which is as of May 24, 2013 on the effectiveness of internal control over financial reporting as of September 30, 2011.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

May 24, 2013

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